UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Sells 15% Ownership Stake in its 15,000 MT Polysilicon Plant
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have entered into an agreement to sell a 15% ownership stake in our 15,000 metric ton annualized capacity polysilicon plant in Xinyu City, China. Jiangxi International Trust and Investment Co., Ltd. has agreed to purchase this interest for approximately RMB1.5 billion, which is equivalent to approximately US$219 million.
     Our press release issued on November 17, 2009 is attached hereto as Exhibit 99.4.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: November 18, 2009

EXHIBIT 99.4: PRESS RELEASE
LDK Solar Sells 15% Ownership Stake in its 15,000 MT Polysilicon Plant
XINYU CITY, China and SUNNYVALE, Calif., November 17, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, today announced that it has entered into an agreement to sell a 15% ownership stake in its 15,000 metric ton (MT) annualized capacity polysilicon plant in Xinyu City, China. Jiangxi International Trust and Investment Co., Ltd. has agreed to purchase this interest for approximately RMB1.5 billion (equivalent to approximately US$219 million).
“We are very pleased with the continued support of our business from local financial institutions, as evidenced by this recent development,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar. “Jiangxi International Trust and Investment Co.’s investment in our 15,000 MT polysilicon plant will significantly strengthen our financial position and increase our near-term operating flexibility. We are pleased with the ongoing progress in ramping our 15,000 MT plant and look forward to providing a comprehensive update during our upcoming earnings call.”
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
About Jiangxi International Trust and Investment Co., Ltd
Jiangxi International Trust and Investment Co., Ltd. is engaged in economic development in Jiangxi Province through the operation of financial trusts, management of enterprise assets restructuring, mergers and acquisitions, project finance, corporate finance, and other intermediary business, on behalf of the custody business, by bank deposit, interbank offered loans, or investment using its own funds, managing the financial lending and other business approved by the People’s Bank.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801

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